FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FOURTH QUARTER 2006 VOLUMES

(Santiago, Chile, January 5, 2007) CCU (NYSE: CU) reported today preliminary fourth quarter 2006 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	Fourth Quarter		Year 2006
Chile:	Volumes	% Change	Volumes	% Change
Beer	1,495,963	7.9%	4,707,298	12.9%
Soft Drinks	1,029,900	8.7%	3,466,424	7.5%
Nectars	159,061	27.0%	547,525	23.1%
Mineral Waters	362,923	2.9%	1,168,739	9.1%
Wine Domestic	112,815	-13.3%	463,276	-11.7%
Wine Export[1]	92,865	10.9%	363,220	-0.4%
Pisco	57,434	-0.8%	204,681	1.0%
Total Chile[2]	3,310,961	7.4%	10,921,162	9.2%

Argentina:
Beer	828,669	11.2%	2,401,575	7.9%
Wine1-3	10,153	47.1%	40,452	13.7%
Total Argentina	838,822	11.6%	2,442,026	8.0%
TOTAL	4,149,782	8.2%	13,363,188	9.0%

CCU plans to release its consolidated fourth quarter results by the first week of February.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest Chilean pisco producer and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Watts S.A. For more information, visit www.ccu-sa.com.